As filed with the Securities and Exchange Commission on June 9, 2009
                                                   Registration No. 333 - 159472
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                         CHEMSPEC INTERNATIONAL LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 --------------

                               The Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

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                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

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                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                      Law Debenture Corporate Services Inc.
                          400 Madison Avenue, 4th Floor
                            New York, New York 10017
                                 (212) 750-6474
   (Address, including zip code, and telephone number, including area code, of agent for service)

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                                   Copies to:

     Chris K.H. Lin, Esq.                           Herman H. Raspe, Esq.
Simpson Thacher & Bartlett LLP                Patterson Belknap Webb & Tyler LLP
    35th Floor, ICBC Tower                       1133 Avenue of the Americas
       Three Garden Road                           New York, New York 10036
      Central, Hong Kong

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

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                                                CALCULATION OF REGISTRATION FEE
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                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
-------------------------------------- --------------------- -------------------- --------------------- ---------------------
American Depositary Shares, each               N/A                   N/A                  N/A                   N/A
representing sixty (60) ordinary shares
of Chemspec International Limited.
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*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

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      The Registrant hereby amends this Pre-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Pre-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Pre-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            This Pre-Effective Amendment No. 2 to Registration
            Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Deposit Agreement, by and among Chemspec International Limited, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed as Exhibit (d) to Registration Statement on Form F-6 (Reg. No. 333-159472), filed with the Commission on May 26, 2009, and incorporated herein by reference.

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Chemspec International Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of June 2009.

                                    Legal entity to be created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        ----------------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Chemspec International Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, People's Republic of China, on June 9, 2009.

                                   Chemspec International Limited


                                   By: /s/ Jianhua Yang
                                       ----------------------------------------
                                       Name:  Jianhua Yang
                                       Title: Chief Executive Officer and
                                              Chairman of the Board of Directors

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 9, 2009.


Signature                           Title
---------                           -----


/s/ Jianhua Yang
-----------------------------       Chairman of the Board of Directors and
Name:  Jianhua Yang                 Chief Executive Officer


             *
-----------------------------       Chief Financial Officer
Name:  Bing Zhu                     (Principal Financial and Accounting Officer)


             *
-----------------------------       Director and Executive Vice President of
Name:  David Yunhung Tang           Marketing and Research and Development


             *
-----------------------------       Director
Name:  George Sun

* Signed by Jianhua Yang as an attorney-in-fact.

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Chemspec International Limited, has signed this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 in Newark, Delaware, on June 9, 2009.

                                    Puglisi & Associates


                                    By: /s/ Donald J. Puglisi
                                        ----------------------------------------
                                        Name:  Donald J. Puglisi
                                        Title: Managing Director

                                Index to Exhibits

                                                                Sequentially
Exhibit                 Document                                Numbered Page
-------                 --------                                -------------

(a)                     Form of Deposit Agreement